UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-54915
CUSIP Number: 135442 101

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2015

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended: __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Canadian Cannabis Corp.

Full Name of Registrant

Former Name if Applicable

100 Rutherford Road South

Address of Principal Executive Office (Street and Number)

Brampton, Ontario, Canada L6W 2J2

City, State and Zip Code

PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to a delay by the Registrant in filing its Form 10-K for the fiscal year ended December 31, 2014, and an ongoing review of the accounting treatment of an investment made by the Registrant, which the Registrant and its independent registered public accounting firm recently undertook during the course of conducting the Registrant’s annual audit, the Registrant will be unable to file the Registrant’s Form 10-Q for the quarterly period ended March 31, 2015 (the “Form 10-Q”) within the prescribed time period without incurring unreasonable effort or expense. The Registrant cannot currently determine with accuracy when it will file the Form 10-Q, however the Registrant expects to file the Form 10-Q as soon as reasonably practicable after the completion of its review, filing of its Form 10-K for the fiscal year ended December 31, 2014, and obtaining and compiling information required to be included in the Form 10-Q.

PART IV -- OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification.

Mr. Benjamin Ward	866	790-3324
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes   ☒ No

The Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes   ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Canadian Cannabis Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2015	By:	/s/ Benjamin Ward
Benjamin Ward
CEO, President and Director